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                              September 15, 2020

       Peter Scalise
       Principal Executive Officer
       The3rdBevco Inc.
       606 Johnson Avenue
       Suite 1
       Bohemia, New York 11716

                                                        Re: The3rdBevco Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 2,
2020
                                                            File No. 024-11278

       Dear Mr. Scalise:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed on September 2, 2020

       Cover Page

   1. Please reconcile the information in Item 4 of Part I that you are offering 15 million securities at $3.00 per
share and you intend to price this offering after qualification with the information on the
cover page that you are seeking to qualify, if true, units and the common shares and
warrants underlying your units. Also, reconcile the information on the cover page about an
exercise price of $4 per unit with the reference to "one (1) warrant to purchase common stock
at a price of $4.50 per share" in section 1 of the subscription agreement filed as
exhibit 4.1.
                                                        .
 Peter Scalise
The3rdBevco Inc.
September 15, 2020
Page 2
2. It appears that you included two tables on the cover page in response to prior comment 2.
         Please revise the cover page to instead include one table. For guidance, see Item 1 of
         Form 1-A.
Business Overview, page 2

3. We note your response to prior comment 5. Please remove disclosure regarding the studies which have not been evaluated by the FDA or clarify why the products mentioned on page 2 do not require clearance from the FDA given the statements about the products in the last sentence of the first two bullet points on page 2.
Risk Factors, page 5

4. We note your response to prior comment 8. Please tell us with specificity where you added a risk factor regarding no liquidity may result from this offering.
The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 16

5. We note your response to prior comment 7. Please reconcile your disclosure on page 16 that the parties consent to the exclusive jurisdiction of the state and federal courts in New
         York with section 9 of the subscription agreement about the federal district courts of the
         United States of America in the state of New York as the exclusive forum. In addition, revise the heading of this risk factor accordingly. Please ensure that the disclosure includes the scope of the provision and the relevant forum for litigation. Also, tell us with specificity where you disclosed that there is uncertainty as to enforceability and that investors cannot waive compliance with the federal securities laws as requested in prior comment 7.
Board of Directors, page 24

6. Please revise your disclosure on page 24 to describe clearly during the past five years the dates when Mr. Scalise and members of the advisory committee served in their prior occupations and employment.
Compensation of Directors and Executive Officers, page 25

7. We note your response to prior comment 16. Please provide the compensation disclosure for the most recent completed fiscal year in substantially the tabular format prescribed in
         Form 1-A.
Interests
FirstName ofLastNamePeter
            Management and    Others in Certain Transactions, page 26
                            Scalise
Comapany
8.          NameThe3rdBevco
       Please                   Inc.disclosure in this section as of the most
recent date
              revise to provide the
       practicable.
September   15, 2020 Page 2
FirstName LastName
 Peter Scalise
FirstName  LastNamePeter   Scalise
The3rdBevco    Inc.
Comapany 15,
September   NameThe3rdBevco
                2020           Inc.
September
Page  3     15, 2020 Page 3
FirstName LastName
Signatures, page 29

9. We note your response to prior comment 18. However, there are not any signatures under the second paragraph on page 30. Below the second paragraph of text on the Signatures page, please have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of the board of directors sign the offering statement in their individual capacities.
Exhibits

10. We note your response to prior comment 21. Please have counsel revise the legal opinion filed as exhibit 12.1 to address the legality of each component of the unit, as well as the unit itself.
        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      William R. Eilers, Esq.